Exhibit (a)(6)(i)

GETTING STARTED: STOCK OPTION TRANSFER PROGRAM GUIDE

Welcome to the Stock Option Transfer Program resource center. We realize this Program is very unique and we want to provide you with a comprehensive set of resources and information to assist you in making an informed decision.

Notice of Stock Option Transfer Program: The Notice contains detailed information about the terms and conditions of this Program. It is important that you read this document. Contained within the Notice are disclosures required by rules of the U.S. Securities and Exchange Commission. The Notice also contains a Guide with country-specific tax summaries and other information.

Understanding the Stock Option Transfer Program: We understand this Program involves concepts that may be new to you. This document provides the context behind some of the Program elements in an easy-to-use-format designed to get you started in your decision making process.

Factors to Consider: This provides some factors that you should consider in making your decision. Please take time to review the information provided here and in the Notice as resources available to you in your decision making process.

Employee Election Tool: Review your personal information, model potential proceeds, and make your election using this tool. You need to make your final participation decision before Midnight New York City/Eastern Time (9:00 pm U.S. Pacific Time) on Wednesday, November 12, 2003 unless this deadline is extended as specified in the Notice. No elections to participate or withdraw can be accepted after the deadline.

Program Resources and Assistance: As with any new program, we realize you may have questions or may like to talk with someone further to understand how this Program may work for you. You may email compchng or call (425)706-8853 (from 6:00am to 6:00pm U.S. Pacific Time) with specific questions. Program resources and assistance available to you include access to financial advisors through American Express for general questions. We also encourage you to talk to your own personal financial or tax advisor on the benefits and risks of this program.

In summary, here is a list of all resources available to eligible employees in the Program

•	The Notice
•	Understanding the Stock Option Transfer Program
•	Factors to Consider
•	Employee Election Tool
•	Program Resources and Assistance
•	Defined Terms
•	Payment Process